Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

August 16, 2011

VIA EDGAR

H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

              Re:

JH Designs, Inc. (the “Company”)

Amendment No. 2 to Registration Statement on Form S-1

Filed August 16, 2011

File No. 333-174196

Dear Mr. Ownings:

Pursuant to the staff’s comment letter dated August 3, 2011, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 2 to the Company’s Form S-1 was filed with the Commission via EDGAR on or about August 16, 2011.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  The page numbers below reference the redlined Amendment No. 1 to the Company’s Form S-1.

Prospectus Summary, page 5

Our Company, page 5

1. We note your response to comment 4 in our letter dated June 9, 2011; however, we do not see the revised disclosure.  Please revise or advise.

Company response:  The Company has disclosed  in the third paragraph under the heading “Our Company,” that “We must raise approximately $226,000 to complete our plan of operation for the next 12 months, we do not have any financing arranged and in the absence of such financing, our business will fail,” to page 5.

Summary Financial Information, page 6

2. Please revise to also include summary statement of operations data for the interim period.

Company response:  The Company has included summary statement of operations data for the interim period on page 6.

Risk Factors, page 7

We may require additional funds which we plan to raise through the sale of ..., page 7

3. Please update your current cash in this risk factor and include the associated period.

Please also revise this risk factor, as necessary, due to the passage of time and the decrease in your available cash.

Company response:  The Company has revise the referenced risk factor to reference its current cash reserves and the amount of time the Company can continue its operations on such cash reserves on page 7.

Selling Stockholders. page 10

4. We note your response to comment 10. Please provide an update on the status of filing the Form D.

Company response:  The Company expect to file its Form D with the Commission not later than August 16, 2011.

Description of Business. page 15

5. We note your response to comment 13.

• Please delete the first paragraph under “Our Approach to Our Clients,” as it contains mostly marketing language.

• Please revise the disclosure to clarify whether you own the inventory for staging properties and, if so, how it is reflected in your financial statements.

• Please identify the publisher of the book “Interior Bliss.”

• Please revise your descriptions of planned business activities to include a discussion of how you will achieve your plans in enough detail so that investors can evaluate your business plan. Of the future business activities you describe, please note the ones that will receive priority over others based on your current available cash.  In this regard, we note your risk factor disclosure that your cash of $12.719 as of December 31, 2010 will not be sufficient to operate your business beyond 6 months.  We also note your disclosure on page 18 regarding the more than $200,000 in expenses you expect to incur.

Company response:  The Company has:

•

Deleted the first paragraph under “Our Approach to Our Clients,” on page 16.

•

Stated that all inventory is owned by the Company on page 17.

•

Identified No Limit Publishing Group as the publisher of the book, on page 17.

•

Included an additional paragraph about our planned business activities on page 17.

Management’s Discussion and Analysis of Financial Condition and Results of ..., page 19

Plan of Operation, page 20

Overview, page 20

6. We note your response to comment 19 in our letter dated June 9, 2011. Please revise the disclosure to discuss the economic or industry-wide factors relevant to the company. For example, discuss how recent trends in the real estate market have affected or may affect your business.

Company response:  The Company has:

Results of Operations, page 21

7. We note your response to comment 21 in our letter dated June 9, 2011.  Please include the discussion of revenues under the heading “Results of Operations.”  Additionally, please revise the disclosure to explain how the revenues for the year ended December 31, 2009 were generated if, as you indicate, the revenues are a result solely of your acquisition of Staged for Success, LLC on September 1,2010.  Finally, please revise the disclosure to discuss the substantial decrease in revenues and expenses between the year ended 2009 and 2010.

Company response:  The Company has made revisions in response to this comment, on page 21.

Liquidity and Capital Resources. page 19

8. We note your response to comment 22.  Please delete the reference to “exploration of the Claims.”

Company response:  The Company has deleted the reference to “exploration of the Claims” on page 22.

Directors, Executive Officers, Promoters and Control Persons, page 21

Director Independence. page 24

9. We note your response to comment 24 in our letter dated June 9, 2011. Please indicate here, as you do on page 8, that you have not established any of these committees.

Company response:  The Company has stated that it has not established any of these committees on page 24.

Significant Employees and Consultants, page 24

10. We note your response to comment 25 in our letter dated June 9, 2011. Please revise the disclosure to explain how Mr. Hopp does not meet the definition of employee under the tax laws.

Company response:  The Company has revised its disclosure on pages 18, 20 and 24 to clarify to state that Mr. Hopp is an employee.  Because the legal discussion of what constitutes and “employee” and what constitutes an “independent-contractor” entails an extensive disclosure of case law to describe only qualitative definitions and multi-factor tests, the Company has chosen to identify Mr. Hopp an employee to simply disclosure.  Please see the revisions on page 18, 20a and 24.

Consolidated Financial Statements, page F-l

Consolidated Balance Sheet, page F-3

11. We note that the 2009 balance for Member’s capital has been adjusted in the latest filing.  It would appear that as a result of this adjustment, the total liabilities and stockholders’ deficit is no longer equal to total assets. Please tell us more about this adjustment and reconcile the difference in the Consolidated Balance Sheet.  This adjustment has also resulted in a discrepancy between the 2010 Consolidated Balance Sheet and the Consolidated Statement of Stockholders’ Deficit when comparing additional paid-in capital and total stockholders’ deficit. Please amend your filing to reconcile these discrepancies throughout all of your financial statements.

Company response:   The Registrant inadvertently filed incorrect version of its December 31, 2010 and 2009 audited financial statements during the edgarization process.  The correct December 31, 2010 and 2009 audited financial statements have been included with Amendment No. 2 to the Registration Statement concurrently with filing of this response.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo

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